Exhibit 99.1

NewsRelease

TransCanada provides dividend rate notice
for Series 7 and 8 preferred shares

CALGARY, Alberta - April 1, 2019 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) announced today that it has notified the registered shareholder of the applicable dividend rates for Cumulative Redeemable First Preferred Shares, Series 7 (Series 7 Shares) and the Cumulative Redeemable First Preferred Shares, Series 8 (Series 8 Shares).

As previously announced in our news release dated March 15, 2019, holders of the Series 7 Shares have the right on April 30, 2019 to convert, on a one-for-one basis, any or all of their Series 7 Shares into Series 8 Shares and receive a floating rate quarterly dividend, or retain any or all of their Series 7 Shares and receive a new fixed rate quarterly dividend.

Should a holder of Series 7 Shares choose to retain their shares, such shareholders will receive the new annual fixed dividend rate applicable to the Series 7 Shares of 3.903% for the five-year period commencing April 30, 2019 to, but excluding, April 30, 2024.

Should a holder of Series 7 Shares choose to convert their shares to Series 8 Shares, holders of Series 8 Shares will receive the floating quarterly dividend rate applicable to the Series 8 Shares of 4.032% for the first quarterly floating rate period commencing effective April 30, 2019 to, but excluding, July 30, 2019. The floating quarterly dividend rate will be reset every quarter.

Beneficial owners of Series 7 Shares who do not provide notice or communicate with their broker or other nominee by 5 p.m. (EDT) on April 15, 2019 will retain their Series 7 Shares and receive the new annual fixed dividend rate applicable to the Series 7 Shares stated above.

For more information on the terms of, and risks associated with an investment in the Series 7 Shares and the Series 8 Shares, please see the prospectus supplement dated February 25, 2013 which is available on sedar.com or on our website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 92,600 kilometres (57,500 miles), connecting major gas supply basins to markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,600 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2018 Financial Highlights release and 2018 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522